SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(B)(C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                               (Amendment No. 1)1


                              Derma Sciences, Inc.
                             ----------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         -------------------------------
                         (Title of Class of Securities)


                                    249827106
                                 --------------
                                 (CUSIP Number)



----------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the propose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------
CUSIP No.         249827106                               13G
----------------------------------------

-------- -----------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS

                           EDWARD J. QUILTY

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                           ###-##-####

-------- -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                 (b) [ ]

-------- -----------------------------------------------------------------------
3.       SEC USE ONLY


-------- -----------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States


---------------------- ------- -------------------------------------------------
                       5.      SOLE VOTING POWER
      NUMBER OF                1,134,107

       SHARES          ------- -------------------------------------------------
                       6.      SHARED VOTING POWER
    BENEFICIALLY

      OWNED BY         ------- -------------------------------------------------
                       7.      SOLE DISPOSITIVE POWER
        EACH                   1,134,107

      REPORTING        ------- -------------------------------------------------
                       8.      SHARED DOSPISITIVE POWER
     PERSON WITH

--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,134,107

-------- -----------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                                                                          [ ]
-------- -----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW 9

                           18.14%

-------- -----------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

                           00 (Passive Investor as defined in Rule 13d-1(c))

-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1

1(a)       NAME OF ISSUER:

           Derma Sciences, Inc.

1(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           214 Carnegie Center, Suite 100, Princeton, New Jersey 08540

ITEM 2

2(a)       NAME OF PERSON FILING:

           Edward J. Quilty

2(b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           214 Carnegie Center, Suite 100, Princeton, NJ  08540

2(c)       CITIZENSHIP:

           Not Applicable

2(d)       TITLE OF CLASS OF SECURITIES:

           This statement covers a total of 1,134,107 fully diluted shares of Common Stock, $.01 par value per share (the "Common Stock"), of the Issuer. The Reporting Person as of the date hereof holds an aggregate of: (i) 252,167 shares of Common Stock, (ii) options for the purchase of Common Stock (the "Options") which as of the date hereof may be exercised to purchase all or a portion of 650,273 shares of Common Stock at a price per share of $0.80 relative to 100,000 shares, $1.125 relative to 170,000 shares and $1.188 relative to 380,273 shares, and (iii) warrants for the purchase of Common Stock (the "Warrants") which as of the date hereof may be exercised to purchase all or a portion of 231,667 shares of Common Stock at a per share price of $.90 relative to 190,000 shares and $1.35 relative to 41,667 shares. The Common Stock, Options, Preferred Shares and Warrants are referred to herein, collectively, as the "Securities".

2(e)       CUSIP NUMBER:

           249827106

ITEM 3     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
           (C), CHECK WHETHER THE PERSON FILING IS A:

3(a)       [  ]   Broker or dealer registered under Section 15 of the Exchange
                  Act.
3(b)       [  ]   Bank as defined in Section 3(a)(6) of the Exchange Act.
3(c)       [  ]   Insurance company as defined in Section 3(3)(19) of the
                  Exchange Act.
3(d)       [  ]   Investment company registered under Section 8 of the
                  Investment Company Act.
3(e)       [  ]   An investment adviser in accordance with
                  Rule 13d-1(b)(1)(ii)(E);
3(f)       [  ]   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(G);
3(g)       [  ]   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(II)(G);
3(h)       [  ]   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

3(i)       [  ]   A church plan that is excluded from the  definition of an
                  investment company under Section 3(c )(14) of the Investment
                  Company Act;
3(j)       [  ]   Group in accordance with Rule 13e-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

ITEM 4     OWNERSHIP.

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
           Item 1:

4(a)       AMOUNT BENEFICIALLY OWNED:

           1,134,107 shares

4(b)       PERCENT OF CLASS:

           18.14%

4(c )      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

           (i)    Sole power to vote or to direct the vote:            1,134,107
           (ii)   Shared power to vote or to direct the vote:               None
           (iii)  Sole power to dispose or to direct the
                  disposition of:                                      1,134,107
           (iv)   Shared power to dispose or to direct the
                  disposition of:                                           None

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not Applicable

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable

ITEM 10    CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the Securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such Securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                             /s/  Edward J. Quilty
                                             ---------------------------------
                                             By:  Raymond C. Hedger, Jr.
                                                  Attorney-in-Fact



December 21, 1998